October 21, 2008
Ms. Jennifer Monick, Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St., N.E., Mail Stop 4561
Washington, D.C. 20549
VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated
Form 10-K for the year ended December 31, 2007
Filed February 25, 2008
File No. 001-11852
Dear Ms. Monick:
     This letter is offered in response to the letter, dated October 7, 2008, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing. The Company’s response follows:
Comment No. 1: “Funds from Operations, page 5.” Please tell us how your disclosure complies with question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, or tell us why you believe it was not necessary to explain why you have adjusted net income for gains on sales of real estate properties and real estate depreciation and amortization.
Response: Funds from Operations (“FFO”) and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). The Company’s presentation of FFO is consistent with NAREIT’s definition and the Company discloses its reasons for presenting this industry standard measure beginning on page 5 of Exhibit 13 of its Form 10-K for the period ended December 31, 2007. The Company believes it has complied with all requirements for the disclosure of this measure.
Footnote 50 of the Securities and Exchange Commission’s (“SEC”) adopting release relating to the use of non-GAAP measures specifically allowed for the disclosure of FFO, subject to the requirements of Regulation G and Item 10 of Regulation S-K, in a registrant’s filings with the SEC. Question 7 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures further clarified footnote 50 by stating that “Footnote 50 contemplated only the measure ‘funds from operations’ defined and clarified, as of January 1, 2000, by the National Association of Real Estate Investment Trusts. Footnote 50 did not contemplate measures that contain modifications from the measure ‘funds from operations’ as so defined and clarified.” The Company discloses FFO as referenced in Question 7 and does not include any adjustments or modifications as contemplated in Question 8. Therefore, the Company believes its disclosure complies with Question 8.
3310 West End Avenue, Suite 700, Nashville, Tennessee 37203
(615) 269-8175       (FAX) 269-8122
www.healthcarerealty.com

Comment No. 2: “Statements of Income, page 28.” Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically, address your presentation of interest expense within your operating expenses.
Response: The Company’s core business is to invest in healthcare real estate. The Company funds its investments in rental properties generally by issuing either debt or equity. Rule 5-03 of Regulation S-X states that operating expenses shall be presented separately from non-operating expenses. Because the Company’s interest expense is directly applicable to its rental revenue, the Company presents interest expense separately on its consolidated income statement as part of income from continuing operations.
Comment No. 3: “Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 33.” Please tell us how you determined that it is appropriate to consider tenant improvement costs avoided in your valuation of your in-place lease intangible assets. Within your response, reference the authoritative accounting literature management relied upon.
Response: As described in the Company’s Critical Accounting Policies (page 21) and in Footnote 1 (page 33), the Company follows FASB Statement No. 141, “Business Combinations,” (“SFAS No. 141”) in accounting for its acquisitions of real estate properties. Paragraph 39 of SFAS No. 141 states that “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” In accounting for acquisitions of buildings with in-place leases under SFAS No. 141, a financial statement preparer must assume it has acquired a building that is vacant and then identify and place value on the building and all other tangible and intangible assets acquired. Tenant leases generally include an allowance for tenant improvements, which are used to update a leased space upon moving in, signing or renewing a lease agreement to cover expenditures such as new paint, carpet, etc. Because the leases are already in-place with tenants in their leased spaces, the Company has identified, accounted for and valued those “avoided” (or acquired) tenant improvements as part of the intangible assets acquired, rather than as part of the “vacant” building.
     __________________
     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

3310 West End Avenue, Suite 700, Nashville, Tennessee 37203
(615) 269-8175       (FAX) 269-8122
www.healthcarerealty.com